SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 31, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MARCH 18, 2015, DRAWN UP IN SUMMARY FORMAT.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

1.         Date:               March 18, 2015.

2.         Time:              5:00 p.m.

3.         Venue:                        Avenida Brigadeiro Faria Lima, 3400 – 20º andar, São Paulo, SP.

4.         Attendance:    Benjamin Steinbruch, Antonio Francisco dos Santos, Yoshiaki Nakano, Fernando Perrone, Antonio Bernardo Vieira Maia and Luis Felix Cardamone Neto – Board members and Claudia Maria Sarti – General Secretary of the Board of Directors. Some members attended via conference call, as permitted by article 15, paragraph 2 of the Company’s Bylaws.

5.         Matters Discussed: 5.1 – Issue of Promissory Notes. The Board of Directors unanimously approved the issue of commercial promissory notes by the Company (“Issue” and “Promissory Notes”, respectively), and their public distribution with restricted placement efforts, pursuant to CVM Instruction 476/09 (“Restricted Offering”), which will have the following characteristics and conditions: (i) Issue Number. The Second (2nd) issue of Promissory Notes by the Company; (ii) Total Issue Amount. The total Issue amount will be one hundred million reais (R$100,000,000.00) on the Issue Date (as defined below); (iii) Number. Fifty (50) Promissory Notes will be issued; (iv) Nominal Unit Value and Adjustment of the Nominal Unit Value. The Promissory Notes will have a Nominal Unit Value of two million reais (R$2,000,000.00) on the Issue date ("Nominal Unit Value"). The Nominal Unit Value of the Promissory Notes will not be monetarily restated or adjusted by any index; (v) Allocation of Proceeds. The net proceeds from the issue of the Promissory Notes will be fully allocated to the amortization of part of the principal of 1st series of the Company’s 6th debenture issue, maturing on March 30, 2015; (vi) Form and Proof of Ownership. The Promissory Notes will be issued as instruments and will be deposited with the Promissory Notes’ physical custodian, to be contracted hired by the Company (“Custodian”), as defined in the Manual of Rules for Debentures, Commercial Notes and Obligations of CETIP S.A. - Organized Over-the-Count Market (“CETIP”), their ownership being transferred by nominal endorsement of the beneficiary, without guarantee. For all legal purposes, ownership of the Promissory Notes will be attested to by the possession of the instruments. In the case of Promissory Notes held in electronic custody by the CETIP, the CETIP will issue a statement on behalf of the respective owner, which will also function as proof of ownership; (vii) Price and Form of Subscription and Payment. The Promissory Notes will be subscribed at their Nominal Unit Value. Subscription and payment of the Promissory Notes will be made pursuant to CETIP procedures, exclusively through the Asset Distribution Model – MDA. The Promissory Notes will be paid in cash, at the moment of subscription, in current domestic currency and in accordance with CETIP procedures; (viii) Placement and Distribution Plan. The Promissory Notes will be the object of a public offering with restricted distribution efforts, pursuant to CVM Instruction 476/09, under a firm placement guarantee provided by BB – Banco de Investimento S.A. (“Lead Manager”) targeting qualified investors, as defined in article 109 of CVM Instruction 409/04, and pursuant to article 4 of CVM Instruction 476/09; (ix) Registration for Distribution and Trading. The Promissory Notes will be registered for distribution in the primary market through the Asset Distribution Module – MDA, managed and operated by the CETIP. On the occasion of settlement, the Promissory Notes will be deposited in the name of their owner in the CETIP’s Electronic Custody System. The Promissory Notes will also be registered for trading in the secondary market through the CETIP21 Module, managed and operated by the CETIP. The Promissory Notes may only be traded among qualified investors and only after ninety (90) days have elapsed since each subscription or acquisition by the investors, pursuant to articles 13 and 15 of CVM Instruction 476/09 and compliance, by the Company, with article 17 of CVM Instruction 476/09. The distribution and trades will be settled and the Promissory Notes held in electronic custody by the CETIP; (x) Issue Date of Promissory Notes. The issue date will be the effective date of subscription and payment of the Promissory Notes (“Issue Date"); (xi) Effective Maturity Term. The Promissory Notes will have a maturity term of one hundred and eighty (180) days as of the Issue Date ("Maturity Date”); (xii) Yield. The Promissory Notes will receive compensatory interest payments (“Compensatory Interest”) corresponding to one hundred and thirteen and seven tenths of a percent (113.70%) of the accumulated variation in the average daily interbank deposit rate (over extra grupo) (“DI Rate”), expressed as an annual percentage, based on a year of two hundred and fifty-two (252) working days, calculated and disclosed by the CETIP in the daily bulletin available on its  website (http://www.cetip.com.br). The Compensatory Interest will be calculated in an exponential and cumulative manner, proportional to the number of working days elapsed, on the Nominal Unit Value of the Promissory Notes from the Issue Date to the respective payment date, in accordance with the criteria defined in the Booklet of Formulas for Commercial Notes and Obligations – CETIP21, available on the CETIP’s website (http://www.cetip.com.br), and reproduced in the instruments. The Compensatory Interest will be paid in a single installment, on the Maturity Date, on the date of early settlement resulting from early maturity or on the date of early redemption of the Promissory Notes, whichever occurs first; (xiii) Payment of Principal. The Nominal Unit Value of the Promissory Notes will be paid in a single installment, on the Maturity date, on the date of early settlement resulting from early maturity, or on the date of early redemption of the Promissory Notes, whichever occurs first; (xiv) Guarantees / Suretyship. The Promissory Notes will not have any kind of guarantee of suretyship; xv) Renegotiation. The Promissory Notes will not be subject to renegotiation; (xvi) Early Maturity. The maturity of the Promissory Notes may be anticipated, requiring the immediate payment by the Company of the Nominal Unit Value plus Compensatory Interest, calculated proportionally until the effective payment date, in addition to the other charges due in early maturity situations to be established in the instruments of the Promissory Notes; (xvii) Mandatory Early Redemption. The Company will undertake the early redemption of all the Promissory Notes (“Mandatory Early Redemption”), through payment, by the Company, of the Nominal Unit Value plus Compensatory Interest, calculated proportionally from the Issue Date to the effective date of the Mandatory Early Redemption, with no additional premium, if the Issuer raises funds from a public offering of debentures, with restricted placement efforts, in order to redeem the Promissory Notes. The CETIP and the owners of the Promissory Notes must be informed by the Company, with a copy to the Agent of the Notes, at least two (2) business days in advance of the stipulated date of the Mandatory Early Redemption, which shall be performed in accordance with the procedures adopted by the CETIP; (xviii) Default Charges. The default charges of the Promissory Notes are defined in its instruments; (xix) Place of Payment. The payments related to the Promissory Notes will be effected in accordance with the procedures adopted by the CETIP for promissory notes held under its electronic custody. If the Promissory Notes are not held in electronic custody by the CETIP, the payments will be made directly to the owners of the Promissory Notes at the Company’s headquarters or in accordance with the procedures of the mandated bank; (xx) Additional Obligations of the Company. The Company undertakes to fully comply with article 17 of CVM Instruction 476/09, as applicable, in addition to the obligations defined in the instruments of the Promissory Notes; (xxi)

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Registration of the Issue with the CVM. The Issue is automatically exempt from distribution registration with the CVM, pursuant to article 6 of CVM Instruction 476/09; and (xxii) Term Extension. The terms related to the payment of any obligation related to the Promissory Notes will be considered as extended until the first subsequent working day if the maturity date is a national, municipal (in the city where the Company is headquartered) or bank holiday, with no additions to the amounts payable, except for cases in which payments must be made through the CETIP, in which case, the term will only be extended when the payment date is a Saturday, a Sunday or a national holiday; 5.1.1 – Authorization to the Board of Executive Officers. The members of the Board of Executive Officers are hereby authorized to take any and all measures necessary to implement this resolution and may, pursuant to the Company’s Bylaws, (i) define and approve the content of the instruments of the Promissory Notes and other documents related to the Issue, pursuant to the conditions in item 5.1 above; (ii) take any and all measures necessary to sign the instruments of the Promissory notes; (iii) take any and all measures necessary to contract the Lead Manager, mandated bank, custodian, legal counsel, notes agent and other institutions that may be necessary to undertake the Issue, establishing their respective fees; and (iv) publish and register the corporate documents with the competent authorities and take any and all necessary measures before the CETIP or any other bodies or agencies.

This is a free English translation of the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.